SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.



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                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Receives a US$20 Million Order for the Installation of a Municipal Surveillance Security Solution in a Large Latin American City dated September 3, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Receives a US$20 Million Order for the Installation of a Municipal Surveillance Security Solution in a Large Latin American City

Wednesday September 3, 5:07 am ET

YAHUD, Israel, September 3 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GMS: MAGS) (TASE: MAGS) announced today that its subsidiary Senstar-Stellar has received an order for the installation of a municipal surveillance security solution in a large city in Latin America, based on its FORTIS Command and Control System. The majority of the approximately US$20 million project will be completed during 2008.

This FORTIS System to be installed in this large Latin American city will integrate hundreds of cameras, emergency call units, and intelligent video analysis based on Magal's DreamBox, all connected to one unified command and control center operated by several security personnel during each shift. The FORTIS System, via a cellular network, will enable the command and control center to monitor, control and dispatch security alerts to approximately 150 patrol cars and fast-response forces, some equipped with cameras for bi-directional video transfer.

The FORTIS System is based on an advanced technology that includes a unique graphic control center and real-time live video of the protected zones which are the subject of an alert. The system enables the operator to promptly receive and dispatch live video and alerts to and from security vehicles via wide range wireless, consequently optimizing the operational response.

The FORTIS System will help protect this city from crime and acts of terrorism and is expected to increase the sense of security of the residents of the city.

Mr. Izhar Dekel. CEO of Magal said, "This breakthrough order in this market segment follows another major installation of the FORTIS System in an Asian capital city, and evidences the strategic potential that it represents for our company for the future. The continuing international success of the FORTIS System is a direct outcome of our substantial investment in research and development, as well as marketing and sales over the past few years. Our municipal security solution provides a leading integrated system that meets the challenging security demands of municipalities around the world. We believe that this market has great untapped potential and we expect to receive orders for projects of this type from other cities in the future."

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Magal's shares trade in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems Ltd       GK Investor Relations
    Lian Goldstein                   Ehud Helft/Kenny Green
    Tel: +972-3-539-1444             Tel: (US) +1-646-201-9246
    Fax: +972-3-536-6245             Int'l dial: +972-3-607-4717
    E-mail:lian@magal-ssl.com        E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                 (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  September 3, 2008